Exhibit 8.1

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2003:

Name of Company	Percentage Owned
Propimex, S.A. de C.V., a Mexican corporation	99.99%
Inmuebles del Golfo, S.A. de C.V., a Mexican corporation	99.99%
Corporación Interamericana de Bebidas, S.A. de C.V., a Mexican corporation	99.97%
Panamco México, S.A. de C.V., a Mexican corporation	98.14%
Panamco Bajío, S.A. de C.V., a Mexican corporation	93.37%